ProFunds

7501 Wisconsin Avenue, Suite 1000E

Bethesda, Maryland 20814

October 29, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProFunds (File Nos. 333-28339 and 811-08239)

Ladies and Gentlemen:

ProFunds (the “Registrant”) electronically transmitted pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 115 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) and Amendment No. 117 to the Registration Statement under the Investment Company Act of 1940, as amended (“1940 Act”) on September 18, 2020 (Accession No. 0001193125-20-249243) (the “Amendment”).

The Amendment was made to reflect material changes to the principal investment strategy of the Large Cap Growth ProFund. The Amendment also adds risk disclosure that relates to the investment strategy change. The Registrant also added risk disclosures relating to natural disasters and epidemics. Otherwise, the disclosures contained in the Amendment are in all material respects the same as those contained in Post-Effective Amendment Nos. 110 and 112 under the 1933 and 1940 Acts to the Registration Statement as filed on November 26, 2019.  The Registrant therefore is requesting selective review of this Amendment in accordance with the guidance set forth in Investment Company Act Release No. 13768 (Feb. 15, 1984) (“IC-13768”).

We note that another post-effective amendment to the Registrant’s Registration Statement will be filed, the effectiveness of which will coincide with the anticipated effectiveness of the Amendment, and in the subsequent post-effective amendment, the Registrant will update certain financial information and make other minor modifications that are typically made in an amendment filing done pursuant to Rule 485(b) under the 1933 Act.

Should you have any comments or questions, please do not hesitate to contact me at (240) 497-6400.

Sincerely,

/s/ Cynthia D. Baughman

Cynthia D. Baughman

ProFund Advisors LLC

Director, Counsel